CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERRILL
    LYNCH & CO., INC. PURSUANT TO 17 C.F.R. ss. 200.83. THIS LETTER OMITS
           THE CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED
              VERSION OF THE LETTER DELIVERED TO THE DIVISION OF
              CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE
               COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

                                                              Laurence A. Tosi
                                                              Finance Director
[COMPANY LOGO] Merrill Lynch
                                                     Merrill Lynch & Co., Inc.

                                                  World Financial Center Fl 31
                                                            New York, NY 10080
                                                           Tel: (212) 449-5203
                                                           Fax: (212) 738-3996

August 24, 2006

VIA ELECTRONIC DELIVERY

Ms. Sharon Blume
Reviewing Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Merrill Lynch & Co., Inc.
      Form 10-K for the Fiscal Year Ended December 30, 2005
      Form 10-Q for the Fiscal Quarter Ended March 31, 2006
      File No. 1-07182

Dear Ms. Blume:

This letter provides the response of Merrill Lynch & Co., Inc. ("Merrill Lynch") to the comments from the staff of the Securities and Exchange Commission (the "Commission") on the Annual Report on Form 10-K for the year ended December 30, 2005 ("2005 Annual Report") and form 10-Q for the fiscal quarter ended March 31, 2006 contained in your letter dated July 6, 2006 addressed to Mr. Jeffrey N. Edwards. For your convenience, we have included your comments in bold type along with our responses thereto.

10-K for the Fiscal Year Ended December 30, 2005
------------------------------------------------

Consolidated Statements of Earnings, page 67
--------------------------------------------

Comment 1:
----------

We have reviewed your response to comment 1 of our letter dated June 1, 2006. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. However, you state that you do not track costs related to separately presented revenue line items and that your current presentation is consistent with how you manage your business; therefore, please revise your financial statements to disclose how you manage and analyze your

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 2 of 11

financial results including how you determine the prices for your services, determine the proper cost structure and manage the overall profitability of your business. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

Response 1:
-----------

Please see our response in our letter dated July 19, 2006. In addition, in order to change Merrill Lynch's income statement structure to present cost of services and selling, general and administrative expenses separately, a theoretical framework would have to be established for this alternate view of profitability. The majority of Merrill Lynch's financial systems would need to be reconfigured. This effort would cost tens of millions of dollars and would involve thousands of employees globally. This effort would put an undue burden on Merrill Lynch and would provide financial information that would not be useful for management as Merrill Lynch does not measure its financial results under such a framework.

Consolidated Statements of Cash Flows, page 72
----------------------------------------------

Comment 2:
----------

We have reviewed your responses to comments 2 and 3 of our letter dated June 1, 2006. We note in your response that you have historically classified cash flows related to loan activities as investing activities, regardless of whether a loan is classified as held-for-sale or held-for-investment at inception or subsequent to origination. Paragraph 9 of SFAS 102 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are acquired specifically for resale. Please amend your December 31, 2005 10-K and applicable Forms 10-Q to revise your Statements of Cash Flows to present as operating activities the cash flows related to the origination, acquisition and sale of loans for which you had the intent to sell when the loan was originated. If you do not believe this would result in a material change to your Statements of Cash Flows, please provide us with a comprehensive analysis of the impact, including the applicable gross and net cash flows.

Response 2:
-----------

We believe that this misstatement does not constitute a material change to our Consolidated Financial Statements which would require an amendment of our previously filed December 31, 2005 10-K and applicable forms 10-Q. In reaching our conclusion, we considered both quantitative and qualitative analyses as required by SEC Staff Accounting Bulletin: No. 99-Materiality ("SAB 99"), in relation to the Consolidated Financial Statements. We

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 3 of 11

note that the misstatement only impacts the Consolidated Statements of Cash Flows and does not impact net income, earnings per share, equity, or the balance sheet; therefore, from an earnings and financial condition perspective, the misstatement is not material in any respect. As it relates to cash flow activities of the Company, we have evaluated the impact that this misstatement has on the Consolidated Statement of Cash Flows and the individual line items affected, and again believe that the changes are not material as to require a reissuance of previously issued Consolidated Financial Statements. Below we have provided an analysis of the impact of the misstatement on the Consolidated Statement of Cash Flows:


===================================================================================================================================
                                                                                                    Year to Date
                                                                            -------------------------------------------------------
                                                                               2003          2004       Q105       Q205      Q305
                                                                            -------------------------------------------------------
                                                                                              (dollars in millions)
Cash flows From Operating Activities:
Loans, notes, and mortgages held for sale - reclassification amount           ($1,395)     ($1,332)     ($299)     ($528)    ($967)
Cash Provided by (used for) Operating Activities before reclassification        8,656      (14,941)     5,842     (3,173)  (15,459)
Cash Provided by (used for) Operating Activities after reclassification         7,261      (16,273)     5,543     (3,701)  (16,426)

Cash Flows From Investing Activities:
Loans, notes, and mortgages held for investment before reclassification      ($12,625)     ($2,234)   ($3,289)   ($6,541)  ($8,377)
Loans, notes, and mortgages held for investment after reclassification        (11,230)        (902)    (2,990)    (6,013)   (7,410)

Change from current presentation                                                1,395        1,332        299        528       967
Cash Provided For (used in) Investing Activities before reclassification      (10,408)      (4,370)    (4,658)    (6,053)   (4,571)
Cash Provided For (used in) Investing Activities after reclassification        (9,013)      (3,038)    (4,359)    (5,525)   (3,604)
===================================================================================================================================



====================================================================================================
                                                                                   Year to Date
                                                                            ------------------------
                                                                                 2005         Q106
                                                                            ------------------------
                                                                              (dollars in millions)
Cash flows From Operating Activities:
Loans, notes, and mortgages held for sale - reclassification amount             ($3,300)     ($867)
Cash Provided by (used for) Operating Activities before reclassification        (25,658)    (7,173)
Cash Provided by (used for) Operating Activities after reclassification         (28,958)    (8,040)

Cash Flows From Investing Activities:
Loans, notes, and mortgages held for investment before reclassification        ($12,977)      $463
Loans, notes, and mortgages held for investment after reclassification           (9,677)     1,330

Change from current presentation                                                  3,300        867
Cash Provided For (used in) Investing Activities before reclassification         (3,938)       299
Cash Provided For (used in) Investing Activities after reclassification            (638)     1,166
====================================================================================================


Given that the total of cash provided by or used in operating and investing activities represent the sum of individually large positive and negative cash flows which, when combined, can net to relatively small net balances, we do not believe that changes in these net amounts are a meaningful measure of materiality to users of our financial statements. It is important to note that for broker dealer companies, the individual components within operating and investing cash flow categories can fluctuate significantly from period to period based on management decisions with respect to certain core operating activities such as the purchase and sale of securities and lending activities including loans, notes, mortgages and repurchase and resale agreements.

Accordingly, we do not believe the total amounts are significant indicators of any particular business activity which is meaningful to users of cash flow information for a broker dealer or financial services company.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 4 of 11

Therefore, on a quantitative basis, we do not believe that the misstatement is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the correction of the cash flow amounts.

We also considered whether or not the misstatement would be material from a qualitative perspective. In order to make this determination we looked to the indicators specified in SAB 99. These indicators largely focus on whether or not the misstatement impacts earnings, segment reporting, covenants and contractual requirements, management compensation or concealment of an unlawful transaction. The misclassification on the Consolidated Statement of Cash Flows would not be considered material within any of the qualitative indicators specified in SAB 99 as discussed below:

      1) Does the misstatement arise from an item of precise measurement or from an estimate with a significant degree of imprecision inherent in the estimate?

      The misstatement is not the result of amounts that require significant judgment in their measurement. The amounts relate to the classification of cash advanced and cash received on loans.

      2)    Does the misstatement mask a change in earnings or other trends?

      No. As noted above, this misstatement does not impact Merrill Lynch's net income, nor mask any other trends. Specifically, we note that the trend in the Company's cash flows related to activities from loans, notes and mortgages held for investments is consistent with the trend prior to the change in presentation.

      3) Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?

      No. The misstatement does not impact net income and therefore does not impact analysts' consensus expectations for Merrill Lynch. Further, we do not believe that analysts view the cash flow statements or the net amounts impacted by this misstatement as a basis for consensus expectations.

      4)    Does the misstatement change a loss into income or vice versa?

      No. The misstatement does not change a loss into income or vice versa as the misstatement does not impact net income. Additionally, the misstatement does not change a source of cash flow to a use of cash flow or vice versa.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 5 of 11



      5) Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

      No. The misstatement does not impact segment reporting as cash flows are presented on a consolidated basis.

      6) Does the misstatement affect the registrant's compliance with regulatory requirements?

      No. The misstatement does not affect our compliance with any regulatory requirements. We do not have any regulatory requirements which are based on the net cash flow items nor the individual line items in the cash flow statement which are being restated. Our regulatory requirements are generally based on capital levels.

      7) Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

      No. The misstatement has no impact on any loan covenants or other contractual requirements. We do not have any covenants or other contractual requirements which are based on the net cash flow items nor the individual line items.

      8) Does the misstatement have the effect of increasing management's compensation?

      No. The misstatement would not have affected management's compensation. Management compensation is not based on any cash flow measures.

      9) Does the misstatement involve concealment of an unlawful transaction?

      No. The misstatement relates to the grouping of discreet cash flow movements for presentation in the Consolidated Statement of Cash Flows. It does not pertain to any particular transaction or involve an intentional misstatement or a concealment of an unlawful activity.

In addition, the misclassification did not impact liquidity, capital or cash balances of Merrill Lynch. Further, it is our view that since this misstatement does not affect earnings, cash flow trends or business trends, it would not have resulted in our investors, securities analysts, rating agencies and other constituents changing an existing published view of our results.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 6 of 11


As discussed in our June 14, 2006 response, beginning with the second quarter of 2006 10-Q filing, we disclosed the cash flows associated with loans held for sale within cash flows from operating activities and cash flows associated with loans held for investment within cash flows from investing activities and reclassified the prior period to conform to this presentation. We provided the following disclosure in Note 1 to the Condensed Consolidated Financial
Statements:

      During the second quarter of 2006, Merrill Lynch reclassified cash flows from loans held for sale to operating activities, whereas in prior periods, these loans were classified as investing activities. Merrill Lynch believes that classifying cash flows from loans held for sale as operating activities correctly presents the cash flows associated with these loans as they have been acquired primarily for resale. All prior period amounts have been reclassified to conform to the current period presentation.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------

Accounting for Derivatives, and Hedging Activities, page 79
-----------------------------------------------------------

Comment 3:
----------

We have reviewed your response to comment 4 of our letter dated June 1, 2006. For each type of hedging relationship you describe in your response, please specifically tell us how they met each of the criteria for hedge accounting pursuant to paragraph 20, 21, 28 and 29 of SFAS No. 133.

Response 3:
-----------

Fair Value Hedges

When the hedged item is a financial asset or liability, pursuant to paragraph 21(f)(2) of SFAS 133, Merrill Lynch's primary risk management objective is to hedge against the risk of changes in fair value attributable to changes in the designated benchmark interest rate by entering into interest rate swaps. When the hedged item is a physical commodity, Merrill Lynch's primary risk management objective is to hedge against the risk of changes in fair value attributable to changes in price of the physical commodity. For each type of hedging relationship described in our letter dated June 14, 2006, Merrill Lynch satisfies the requirements as described in paragraphs 20 and 21 of SFAS No. 133 to qualify for fair value hedge accounting:

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 7 of 11

Requirement 1: Designate the hedge instrument, hedged item, and risk being hedged

Merrill Lynch Debt - Merrill Lynch routinely issues debt in a variety of maturities and currencies and frequently enters into interest rate swap agreements that convert fixed rate interest payments into variable payments. Due to the volume of these types of transactions, Merrill Lynch has established specific hedge codes to formally document the designated hedging relationship. Merrill Lynch designates hedging relationships by documenting a hedge code in its trade capture system. A hedge code is assigned to every hedging relationship and documented appropriately.

Each hedge code corresponds to a hedge code memorandum that describes the type of hedge, the type of risk being hedged and the method of assessing hedge effectiveness. These memoranda serve as formal hedge designation documentation for SFAS 133 purposes and are supplemented by trade notifications or other documentation as required including copies of the trade confirmations and related derivative term sheets.

Marketable Securities - Merrill Lynch enters into interest rate swaps to hedge the changes in fair value attributable to changes in the benchmark interest rate associated with fixed rate marketable investment securities. Each hedging relationship is documented using an individual hedge designation form. Each form includes a detailed description and identification of the hedged item and hedging instrument including notional amounts, inception date, maturity date, interest rate, frequency of coupon and other features if applicable. The form identifies the risk being hedged and the method of assessing hedge effectiveness.

Resale Agreements - Merrill Lynch enters into interest rate swaps to hedge the changes in fair value attributable to changes in the benchmark interest rate associated with long-term fixed rate resale and repurchase agreements. Merrill Lynch documents each hedging relationship on an individual hedge designation form. Each form includes a detailed description and identification of the hedged item and hedging instrument including notional amounts, inception date, maturity date, interest rate, frequency of coupon and other features, if applicable. The hedge designation form identifies the risk being hedged and the method of assessing hedge effectiveness.

Commodities - Merrill Lynch enters into futures and forwards contracts to hedge commodity price risk associated with its physical inventory. Merrill Lynch documents its hedging relationships on hedge designation forms at the inception of the hedge. The form identifies the risk being hedged and how effectiveness will be assessed at inception and on an on-going basis. Attachments to the form identify the hedged items by location and the hedging instruments by third party trade identification.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 8 of 11

Requirement 2: Assess hedge effectiveness at inception and on an ongoing basis and measure ineffectiveness on a quarterly basis

Merrill Lynch Debt - Merrill Lynch documents how effectiveness will be assessed at inception and on an on-going basis and how ineffectiveness will be measured. Each hedge code that corresponds to a hedge code memorandum describes whether the hedging relationship qualifies for shortcut treatment or whether effectiveness testing under the "long-haul" method is required. Documentation of whether the hedge qualifies for shortcut treatment or "long-haul" is maintained in the trade capture system. The hedge code memorandum lists the requirements to be met for a hedging relationship to qualify for shortcut treatment. If the hedge does not meet all the criteria required for the shortcut method, the hedge code memorandum describes how hedge effectiveness will be determined at inception of the hedge and on an ongoing basis. For prospective testing, Merrill Lynch applies a dollar value of a one basis point change ("DV01") test. DV01 measures the sensitivity of an instrument to an instantaneous 1 basis point parallel shift to the yield curve. The DV01 test is assessed at the inception of the hedge relationship and at the beginning of each subsequent testing period by looking at the ratio of DV01 of the hedge to the position being hedged. To capture the potential non-linearity of interest rate risk being hedged, Merrill Lynch uses positive/negative 10 and 50 basis point parallel shocks to the interest rate curve and calculates DV01 based upon both parallel shocks. Based upon the parallel shocks to the curve a change in fair value for both the derivative and the hedged item is obtained and assessed for effectiveness. The resulting ratio must fall within a range of 80% to 125% to be deemed an effective hedge. A retrospective test is performed at the end of each month, based on a dollar offset methodology. The hedge must pass both the prospective and retrospective tests to qualify for hedge accounting in that particular accounting period. Any hedge ineffectiveness is recorded in earnings.

Marketable Securities - Merrill Lynch uses DV01 to assess whether the relationship between the underlying securities and corresponding hedge will be highly effective in offsetting changes in fair value attributable to the hedged risk. This test is performed at inception of the hedge relationship and documented in the hedge designation form. Subsequent prospective tests using DV01 are performed at least monthly. A retrospective test is performed at the end of each month based on a dollar offset methodology. Any hedge ineffectiveness is recorded in earnings.

Resale Agreements - Merrill Lynch uses DV01 to assess hedge effectiveness on a prospective basis and the dollar offset methodology to assess hedge effectiveness on a retrospective basis. Subsequent prospective tests using DV01 are performed quarterly. A retrospective test is performed at the end of each month based on a dollar offset methodology. Any hedge ineffectiveness is recorded in earnings.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 9 of 11


Commodities - Merrill Lynch assesses hedge effectiveness prospectively and retrospectively using a regression analysis of past changes in the historical spot prices of the hedging instrument and the hedged item by location. This includes an analysis of R(2), the slope, and the F and t statistics. The test is performed at inception and at the end of each month.

Paragraphs 20c, 21a1, 21a2, 21c, 21d of SFAS 133 are not applicable as Merrill Lynch does not employ such hedging strategies.

Cash Flow Hedges

The impact of cash flow hedging activity is not material to Merrill Lynch's Consolidated Financial Statements. In limited circumstances, Merrill Lynch may designate interest rate swaps as hedging the exposure to variability in expected future cash flows related to variable rate loans and variable rate securities. Each hedging relationship is individually documented using cash flow hedge designation forms. The form includes a description of the underlying hedged item and hedging instrument including notional amounts, interest rate, payment period, inception and maturity dates. The form further identifies the hedge objective and the method of assessing hedge effectiveness. Hedge effectiveness is demonstrated using the change in variable cash flows method.

Comment 4:
----------

We have reviewed your response to comment 5 of our letter dated June 1, 2006. Please tell us the following related to your short-cut fair value hedges:

      o the specific terms of the hedging instruments and hedged items and how those terms match; and

      o specifically how these hedges met each of the criteria in paragraph 68 of SFAS 133 to qualify for shortcut accounting.

Response 4:
-----------

The particulars of our discussion of short-cut fair value hedges is contained in a separate letter of even date hereof.

                                    * * * *

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 10 of 11

Laurence A. Tosi
Merrill Lynch & Co., Inc.
August 24, 2006
Page 11 of 11

         We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-5203 or our Global Controller, Kathleen Skero, at (212) 449-0173.



                                            Sincerely,

                                            /s/ Laurence A. Tosi

                                            Laurence A. Tosi

                                            Finance Director
                                            Principal Accounting Officer



Cc:   Mr. Dave Irving, Staff Accountant
      Mr. Jeffrey Edwards, Chief Financial Officer